CERTIFICATE OF NOTIFICATION

                                    Filed by

                              THE SOUTHERN COMPANY

Pursuant to orders of the Securities and Exchange Commission dated August 18, 1999 and February 9, 2000 in the matter of File No. 70-9335.

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The Southern Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows with respect to the transactions described herein:

     1. On July 31, 2002, the issuance and sale by Southern Company Capital Trust VI, a Delaware statutory business trust (the "Trust"), of 8,000,000 of its 7.125% Trust Preferred Securities (Liquidation Amount $25 per Preferred Security) (the "Trust Preferred Securities") and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

     2. The issuance by the Southern Company Capital Funding, Inc. ("Capital Funding") of $206,185,575 aggregate principal amount of its Series F 7.125% Junior Subordinated Notes due June 30, 2042 (the "Junior Subordinated Notes"), pursuant to the Fourth Supplemental Indenture dated as of July 31, 2002, supplementing the Subordinated Note Indenture dated as of June 1, 1997, between the Company, Capital Funding and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

     3. The execution by the Company of the Preferred Securities Guarantee, dated as of July 1, 2002, providing for the guarantee by the Company of certain obligations of Capital Funding in respect of the Trust Preferred Securities was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.


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     4. Filed herewith are the following exhibits:

             Exhibit A - Prospectus Supplement with respect to the Trust
                         Preferred Securities, dated July 24, 2002. (Filed electronically July 26, 2002, in File Nos. 333-65178, 333-65178-01, 333-65178-02 and 333-65178-03.)

             Exhibit B - Underwriting Agreement dated July 24, 2002.
                         (Designated in Form 8-K dated July 24, 2002, as Exhibit 1.3.)

             Exhibit C - Amended and Restated Trust Agreement dated as of
                         July 1, 2002. (Designated in Form 8-K dated July 24, 2002, as Exhibit 4.7-A.)

             Exhibit D - Fourth Supplemental Indenture to the
                         Subordinated Note Indenture dated as of July 31, 2002, between the Company, Capital Funding and Deutsche Bank Trust Company Americas, as trustee. (Designated in Form 8-K dated July 24, 2002, as Exhibit 4.4.)

             Exhibit E - Preferred Securities Guarantee of the Company
                         dated as of July 1, 2002 with respect to the Trust Preferred Securities. (Designated in Form 8-K dated July 24, 2002, as Exhibit 4.11-A.)

             Exhibit F - Opinion of Troutman Sanders LLP dated August 5,
                         2002.


Dated: August 5, 2002                      THE SOUTHERN COMPANY



                                           By  /s/ Patricia Roberts
                                                 Patricia Roberts
                                                Assistant Secretary